Exhibit (a)(5)(K)
[Email correspondence to Cox Radio stockholders delivered on May 15, 2009]
To Cox Radio Shareholders:
Please see attached another copy of the press release issued yesterday (May 14, 2009) by Cox Enterprises in connection with the extension of the tender offer for Cox Radio shares. Please review the content of the press release carefully.
The tender offer is now scheduled to expire today, Friday, May 15, 2009, at 5:00 p.m., New York City time.
If you have not already tendered your shares, and wish to do so, please promptly contact your custodian bank or broker to provide instructions to tender your shares. Please act promptly because your custodian may have internal deadlines in advance of today’s 5 pm expiration and will need time to process instructions on your behalf so that they reach the depositary for the offer prior to the 5 pm expiration.
If you have already tendered your shares, no further action is required on your part. Please accept our thanks for your participation in the offer.
If you have any questions or need assistance with procedures for tendering shares, please feel free to call us collect at (212) 269-5550. Thank you for consideration and attention to this important matter.
D.F. King & Co., Inc.

[Attachment to email correspondence to Cox Radio stockholders delivered on May 15, 2009]
The press release issued by Cox Enterprises on May 14, 2009, entitled “Cox Enterprises Extends Tender Offer for Cox Radio and Maintains $4.80 Offer Price” and filed as Exhibit (a)(1)(S) to the Schedule TO/A filed by Cox Enterprises and Cox Media Group on May 14, 2009, is hereby incorporated herein by reference.